UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35961

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
(Full title of the Plan)

LIBERTY GLOBAL PLC
(Issuer of the securities held pursuant to the Plan)

Griffin House, 161 Hammersmith Rd, London, United Kingdom
W6 8BS
(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Liberty Global 401(k) Savings and Stock Ownership Plan
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As more fully described in Note 6, Subsequent Event, to the financial statements, due to the outbreak of a novel coronavirus (COVID-19), which was declared a global pandemic by the World Health Organization in March 2020, there has been substantial volatility in world financial markets resulting in declines in the market value of investments. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2019 and delinquent participant contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ACM LLP

We have served as the Plan’s auditor since 2006.

Denver, Colorado
June 24, 2020

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2019	2018

Investments, at fair value:
Money market funds	$2,648,541	$3,342,521
Mutual funds	34,530,815	30,037,174
Employer shares	8,306,178	8,153,164
Equity securities	769,975	708,212
Total investments	46,255,509	42,241,071
Notes receivable from participants	157,072	203,680
Employer contributions receivable, net of forfeitures	291,335	316,561
Employee contributions receivable	—	48,112
Net assets available for Plan benefits	$46,703,916	$42,809,424

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2019

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$1,742,225
Employer, net of forfeitures applied	1,494,166
Rollovers	23,164
Total contributions	3,259,555
Investment income:
Net appreciation in fair value of investments	6,000,200
Interest and dividends	2,007,478
Total investment income	8,007,678
Interest income on notes receivable from participants	9,553
Distributions to participants and notes deemed distributed	(7,385,568)
Revenue sharing, fees and expenses, net	3,274
Net increase in net assets available for Plan benefits	3,894,492
Net assets available for Plan benefits, beginning of year	42,809,424
Net assets available for Plan benefits, end of year	$46,703,916

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2019

(1)    Description of the Plan

The following description of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions. Liberty Global, Inc. (LGI) is a subsidiary of Liberty Global plc (Liberty Global), a public limited company organized under the laws of England and Wales. LGI, as the Plan sponsor, reserves the right to amend the Plan at any time. In these notes, the term “Liberty Global” may refer, as the context requires, to Liberty Global plc or collectively to Liberty Global plc and its subsidiaries.

These financial statements reflect our consideration of the accounting and disclosure implications of subsequent events through June 24, 2020, the date of issuance.

General

The Plan was established January 1, 1994 and is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has been amended and restated at various dates. It was last amended in May 2020.

Eligibility

Employees of LGI and designated 80% or more owned subsidiaries of LGI are eligible to participate in the Plan. Employees under a collective bargaining agreement, leased employees, part-time employees and interns with less than 1,000 hours of service and residents of Puerto Rico are not eligible to participate in the Plan.

Trustee and Recordkeeper

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Contributions

Participants who are residents or citizens of the United States may make pre-tax contributions, Roth deferral contributions or a combination of pre-tax and Roth deferral contributions to the Plan of up to 75% of their eligible compensation, as defined in the Plan document. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Participants may change their contribution elections on the first day of every month. Liberty Global may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. Liberty Global reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (IRS). During 2019, participant elective pre-tax and Roth deferral contributions were limited to $19,000 and combined participant and employer contributions per participant were limited to $56,000. Catch-up contributions for individuals age 50 and over were limited to $6,000 during 2019.

Participant contributions may be invested in any investment offered by the Plan at the participant’s election, except for the Fidelity Cash Reserves Money Market Fund accounts, which are used by Fidelity for managing contributions, and funds holding Liberty Latin America Ltd. (Liberty Latin America) common shares. All employer matching contributions are made in Liberty Global Class C ordinary shares, irrespective of the form in which Liberty Global elects to satisfy the employer contributions receivable. Liberty Global ordinary shares contributed by the employer can be transferred by participants to any investment in the Plan, except for the Fidelity Cash Reserves Money Market Fund accounts and funds holding Liberty Latin America common shares, which are not open for investment. Employer contributions that are not directed by the participant remain in Liberty Global Class C ordinary shares.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2019

Notes Receivable from Participants (Participant Loans)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (i) $50,000 or (ii) the greater of 50% of their vested account balance or $10,000 (if the participant is vested in at least $10,000). Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated, plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account and principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are used to offset future matching contributions and to pay Plan administrative expenses other than participant loan fees (if any). During 2019 and 2018, forfeitures of $31,371 and nil, respectively, were used to offset employer contributions. Unallocated forfeitures available as of December 31, 2019 and 2018 were $20,180 and $31,018, respectively. On December 31, 2019, the employer contributions receivable recorded in the statement of net assets available for Plan benefits is net of forfeitures applied of $14,429.

Investment Options

As of December 31, 2019, the Plan had various investment options, including 28 mutual funds, two employer share funds and one money market fund. Plan participants may change investment options on any day that the applicable exchange is open for trading. Plan participants may not invest in the Fidelity Cash Reserves Money Market Fund or funds holding Liberty Latin America common shares.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability and financial hardship (as defined in the Plan document) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer shares may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria are met.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	—%
1	33%
2	66%
3 or more	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to total disability or (iii) dies.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2019

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. The Plan Committee (as defined in the Plan document) determines the Plan’s valuation policies utilizing information provided by the investment advisors, the custodian, and the Trustee. For additional information, see note 3.

Net appreciation or depreciation in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

 Income Taxes

The Plan has adopted a Fidelity “volume submitter” plan. Fidelity received an IRS advisory letter for the volume submitter plan on March 31, 2014, stating that the Plan is qualified and the trust is tax-exempt. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States (U.S. GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded, as of December 31, 2019 and 2018, that there are no uncertain tax positions taken or expected to be taken, which would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Voting Rights of Liberty Global Ordinary Shares

Fidelity holds Liberty Global ordinary shares on behalf of the Plan. Each participant or beneficiary of a deceased participant has the right to direct the Trustee as to the manner of voting with respect to the Liberty Global ordinary shares that have been allocated to the respective participant’s account. For all other investments in the Plan, Fidelity has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2019

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

Plan Expenses

Any forfeited employer contributions may be used to offset future employer matching contributions, and then to pay Plan expenses, if any, except for participant loan, distribution or asset-based fees, all of which are paid by the respective participants. Other administrative expenses of the Plan are paid directly by LGI and, accordingly, are not included in the Plan financial statements. No Trustee or record keeping fees were paid to Fidelity through the forfeiture account during 2019. Loan, distribution and asset-based fees paid by participants were $23,056 during 2019.

Proceeds from revenue sharing, as described below under Related-party/Party-in-Interest Transactions, may be used to offset Plan expenses incurred by participants. For Form 5500 reporting, this amount has been reflected separately from Plan expenses and included as other income.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized during the period in which the respective payroll deductions are made.

Related-party/Party-in-interest Transactions

Under the terms of a trust agreement between LGI and the Trustee, the Trustee manages certain mutual funds and money market funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. In addition, the Plan includes two employer share funds. Purchases and sales for the year ended December 31, 2019 with respect to these employer share funds are set forth below:

	Purchases	Sales

Liberty Global Class A Ordinary Shares Fund	$29,391	$(160,763)
Liberty Global Class C Ordinary Shares Fund	1,618,469	(1,832,627)
Total	$1,647,860	$(1,993,390)

Notes receivable from participants are also party-in-interest transactions.

Each of the Plan’s mutual funds pays investment management fees, and many of these mutual funds may receive income in the form of revenue sharing based on the performance of the fund. These amounts are added to or deducted from the net asset value of the shares of each mutual fund held by the Plan and are reflected in the net fees and expenses of those funds. Such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. During 2019, the aggregate revenue sharing amount received by the Plan was $23,973, which was allocated to participant accounts as prescribed in the Plan agreement.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2019

(3)    Fair Value Measurements

U.S. GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan’s investments. The Plan records transfers of investments in or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended December 31, 2019, no such transfers were made.

The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds, equity securities and employer shares. As of December 31, 2019 and 2018, all Plan investments were measured at fair value. These investments are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end, and accordingly are classified as Level 1 investments.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of Plan investments measured at fair value is as follows:

	Quoted prices in active markets for identical assets (Level 1)
	December 31,
Description	2019	2018

Mutual funds	$34,530,815	$30,037,174
Employer shares	8,306,178	8,153,164
Money market funds	2,648,541	3,342,521
Equity securities	769,975	708,212
Total	$46,255,509	$42,241,071

(4)    Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds, (ii) ordinary shares of Liberty Global and (iii) common shares of Liberty Latin America. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates. Liberty Global ordinary shares are also exposed to risks specific to Liberty Global. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits. Investment in the ordinary shares of Liberty Global represented 18% and 19% of the net assets available for Plan benefits as of December 31, 2019 and 2018, respectively. Accordingly, price fluctuations in the ordinary shares of Liberty Global can have a significant impact on the Plan’s net assets available for Plan benefits. See note 6, Subsequent Event, for further disclosure of risks and uncertainties related to COVID-19, a recent outbreak of a novel strain of coronavirus declared a global pandemic in March 2020 by the World Health Organization.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2019

(5)    Reconciliations of Financial Statements to Form 5500

The following are reconciliations of (i) investments and (ii) total investment income, per the accompanying financial statements to Form 5500:

	December 31,
	2019	2018

Total investments per the accompanying financial statements	$46,255,509	$42,241,071
Adjustment to show notes receivable from participants as an investment	157,072	203,680
Total investments per Form 5500 (unaudited)	$46,412,581	$42,444,751

	Year ended December 31, 2019

Total investment income, per the accompanying financial statements	$8,007,678
Adjustment to show interest income on notes receivable from participants as investment income	9,553
Total investment income, per Form 5500 (unaudited)	$8,017,231

(6)    Subsequent Event

Impact of COVID-19

In March 2020, the World Health Organization declared the recent outbreak of a novel strain of coronavirus or “COVID-19” to be a global pandemic. In response to the COVID-19 pandemic, emergency measures have been imposed by governments worldwide, including travel restrictions, restrictions on social activity and the shutdown of non-essential businesses. These measures have adversely impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. The COVID-19 pandemic has affected and may continue to affect the fair value of Plan assets, including investments in Liberty Global ordinary shares. The facts and circumstances surrounding the COVID-19 pandemic continue to change rapidly and, accordingly, the ultimate impact that COVID-19 will have on the global economy and Liberty Global, including the financial impact on the fair value of Plan assets, is highly uncertain and impossible to predict.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was signed into law in response to the COVID-19 pandemic. The Plan has adopted certain provisions included in the CARES Act, which temporarily allow eligible plan participants to request penalty-free distributions up to an aggregate limit of $100,000 through December 30, 2020 for qualifying reasons associated with the COVID-19 pandemic.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, Part IV, Line 4i
EIN 46-1947033, Plan Number 001
December 31, 2019
Supplemental Schedule I

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value

*	Liberty Global Class C ordinary shares	Ordinary shares	357,520	$7,792,162
	iShares Total U.S. Stock Market Index Fund K	Mutual fund	327,118	4,959,118
	American Funds Growth Fund of America Class R6	Mutual fund	76,318	3,902,164
	Vanguard Treasury Money Market Fund	Money market fund	2,646,131	2,646,131
	Dodge & Cox Stock Fund	Mutual fund	12,791	2,478,440
	Baron Growth Fund Institutional Shares	Mutual fund	28,769	2,465,218
	The Oakmark Equity and Income Fund	Mutual fund	77,753	2,283,632
	Artisan International Fund	Mutual fund	66,909	2,236,086
*	Fidelity Freedom 2035 Fund	Mutual fund	113,002	1,702,942
	Victory Sycamore Small Company Opportunity Index Fund	Mutual fund	34,676	1,581,221
*	Fidelity Freedom 2020 Fund	Mutual fund	91,387	1,480,468
*	Fidelity Freedom 2030 Fund	Mutual fund	80,269	1,428,781
	Metropolitan West Total Return Bond Fund	Mutual fund	138,103	1,421,079
*	Fidelity Freedom 2025 Fund	Mutual fund	96,745	1,383,460
	Vanguard Total International Stock Index Fund Admiral Shares	Mutual fund	43,715	1,305,762
*	Fidelity Freedom 2040 Fund	Mutual fund	111,711	1,181,906
	PIMCO High Yield Fund Institutional Class	Mutual fund	107,371	970,637
*	Fidelity Freedom 2050 Fund	Mutual fund	67,776	820,085
	Liberty Latin America Class C common shares	Common shares	36,073	701,983
*	Fidelity Freedom Income Fund Class K	Mutual fund	52,928	619,252
*	Liberty Global Class A ordinary shares	Ordinary shares	22,604	514,016
*	Fidelity Freedom 2045 Fund	Mutual fund	41,273	496,106
	Vanguard Short-Term Bond Index Fund Admiral Shares	Mutual fund	40,895	432,256
*	Fidelity Inflation Protected Bond Fund	Mutual fund	39,416	397,308
*	Fidelity Freedom 2055 Fund	Mutual fund	27,340	377,562
	DFA Global Real Estate Securities Portfolio	Mutual fund	23,392	275,794
	Vanguard Total International Bond Index Fund Admiral Shares	Mutual fund	5,712	129,205
	Liberty Latin America Class A common shares	Common shares	3,523	67,992
*	Fidelity U.S. Bond Index	Mutual fund	5,422	64,572
*	Fidelity Freedom 2010 Fund	Mutual fund	3,211	50,058
*	Fidelity Freedom 2060 Fund	Mutual fund	3,512	43,648
*	Fidelity Freedom 2015 Fund	Mutual fund	2,172	27,932
*	Fidelity Freedom 2005 Fund	Mutual fund	1,297	16,123
*	Fidelity Cash Reserves Money Market Fund	Money market fund	2,410	2,410
	Total investments			46,255,509
*	Notes receivable from participants	Interest rates of 4.25% through 6.50%, various maturity dates through 2027		157,072
	Total assets held at the end of the year			$46,412,581
_______________

*	Party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FORM 5500, SCHEDULE H, Part IV, Line 4a
EIN 46-1947033, Plan Number 001
Year ended December 31, 2019

Supplemental Schedule II

	Participant Contributions Transferred Late to Plan	Total that Constitutes Non-exempt Prohibited Transactions
	Check here if late participant loan repayments are included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

2018 (a)	$376	$—	$376	$—	$—
2019 (b)	$136,504	$136,504	$—	$—	$—
_______________

(a)	Amount relates to participant contributions that were corrected in January 2019.

(b)	Amount relates to participant contributions corrected for lost earnings of $140 in June 2020.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS
AND STOCK OWNERSHIP PLAN

By:	/s/ JENNIFER HODGES
Jennifer Hodges Vice President, Legal for Liberty Global, Inc. as Plan Sponsor

June 24, 2020

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

EXHIBIT INDEX

Shown below is the exhibit, which is filed or furnished as a part of this Report—

23.1 – Consent of Independent Registered Public Accounting Firm – ACM LLP